SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Simplified Absorption-Type Company Split of ORIX Real Estate Corporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 9, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

May 9, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Simplified Absorption-Type Company Split

of ORIX Real Estate Corporation

TOKYO, Japan – May 9, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX) a leading integrated financial services group, announced today that it has resolved to absorb the part of its subsidiary, ORIX Real Estate Corporation (“ORE”) pursuant to an absorption-type company split (“the Company Split”). The details of the Company Split are as follows.

The contents of this release have been partially abbreviated as ORE is a wholly-owned subsidiary of ORIX.

1.	Purpose of the Company Split

ORIX is involved in the real estate business as part of its diversified financial services operation. With the integration of ORE’s real estate investment business (“the Business”), ORIX aims to further strengthen its market competitiveness by making effective use of management resources and achieving efficient business operation as the ORIX Group.

2.	Summary of the Company Split

(1) Schedule

Company Split Resolution Approval Date	May 9, 2014
Company Split Agreement Execution	May 9, 2014
Effective Company Split Date (Plan)	July 1, 2014

The Company Split will be conducted in accordance to regulations governing simplified Company Splits in Item 3, Article 796 of the Company Act of Japan (the Company Act). Accordingly, a general meeting of shareholders of ORIX will not be held in accordance with Item 1, Article 795 of the Company Act. Additionally, because ORIX exercises “special control” over ORE through its ownership of over 90% of ORE’s outstanding voting rights, the Company Split will be conducted in accordance with Item 1, Article 784 of the Company Act governing short-form Company Splits. Accordingly, a general meeting of shareholders of ORE will not be held in accordance with Item 1, Article 783 of the Company Act.

(2) Method of Company Split

Using the Simplified or Short-form absorption-type company split method, ORE will become the splitting company and ORIX will become the succeeding company, with ORIX taking over part of the business of ORE.

(3) Description of allotments relating to the Company Split

There is no allotment of shares or assets related to the Company Split since ORE is a wholly-owned subsidiary of ORIX.

(4) Share warrants or corporate bonds with share warrants upon the Company Split

Not applicable.

(5) Increase and Reduction of the Paid in Capital due to the Company Split

There is no increase or deduction of the paid in capital related to the Company Split.

(6) Rights and Obligation to be Succeeded by the Succeeding Company

ORIX will succeed all of the assets, obligations, contractual statuses, employment relationships, and other related rights and obligation to the Business owned by ORE at the time of effective date, except for the items prescribed in the Absorption-type Company Split Agreement entered into by and between ORIX and ORE in May 9, 2014. Obligations succeeded by ORIX will be also assumed jointly and severally by the original obligator, ORE.

(7) Estimates of the Performance of Liabilities

ORIX owns adequate amount of assets to secure the performance of liabilities succeeded which become due after the effective date of the Company Split. Hence, ORIX has judged that the liabilities succeeded by ORIX under the Company Split are estimated to be performed.

3.	Details of Companies Involved in the Company Split

		Succeeding Company		Splitting Company
(1)	Name	ORIX Corporation		ORIX Real Estate Corporation
(2)	Address	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo		2-14-5 Shiba, Minato-ku, Tokyo
(3)	Representative & Title	Makoto Inoue, President & Co-CEO		Yoshiyuki Yamaya, President
(4)	Business Type	Diversified financial services		Various real estate business
(5)	Paid in Capital	219,546 million yen (As of March 31, 2014)		200 million yen (As of March 31, 2014)
(6)	Established	April 17, 1964		March 11, 1999
(7)	Outstanding Shares	1,322,777,628 (March 31, 2014)		4,000 (March 31, 2014)
(8)	Fiscal Year End	March 31		March 31
(9)	Major Shareholders and Percentage (March 31,2014)	Japan Trustee Services Bank, Ltd.		ORIX Corporation	100%
		(Trust Account)	8.12%
		The Master Trust Bank of Japan, Ltd.		-
		(Trust Account)	6.42%
		JP Morgan Chase Bank 380072		-
			4.26%
		The Chase Manhattan Bank 385036		-
			2.76%
		State Street Bank and Trust		-
		Company	2.50%
(10)	Financial Position and Results during the most recent fiscal year	ORIX (Consolidated) March 31, 2014 (in millions of yen, unless otherwise specified)		ORE March 31, 2013 (in millions of yen, unless otherwise specified)
Net Assets		2,095,178		70,441
Total Assets		9,069,392		623,918
Net Assets per share		1,465.31 yen		17,610,412.35 yen
Total Revenues		1,341,651		206,669
Operating Income		200,978		19,189
Ordinary Profit		283,726		12,718
Net Income		186,794		5,995
Basic Earnings per share		147.30 yen		1,498,861.68 yen

Notes:	ORIX has adopted US GAAP and lists Income before Income Taxes in the Ordinary Profit line item. Also, Net Assets refers to Total ORIX Corporation Shareholders’ Equity, and Net Income and per share information are the amounts Attributable to ORIX Corporation.

4.	Summary of Business Being Succeeded Due to the Company Split

(1)	Description of the Business Being Succeeded

Part of the business operated by ORE’s real estate investment Headquarters

(2)	Result of Operation (As of March 31, 2014) of the Business Being Succeeded

Total Revenues: 93,926 million yen

(3)	Item of Succeeding Assets and Debts and its Amount

Assets		Debts
Item of Account	Amount	Item of Account	Amount
Floating Assets	20,320 million yen	Floating Debts	132,376 million yen
Fixed Assets	355,180 million yen	Fixed Debts	190,607 million yen
Total	375,501 million yen	Total	322,984 million yen

*	Amounts of succeeding assets and debts above are the estimates as of today ,and there are possibilities that the amounts may change.

5.	Situation after the Company Split

There will be no change to the company name, address, representative or title, business type, paid-in capital or fiscal year after the Company Split.

6.	Future Outlook

The effect of the Company Split on ORIX’s consolidated financial results will be negligible as this is a Company Split with its wholly owned subsidiary.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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